SEC FILE NUMBER
000-27999

CUSIP NUMBER
31787A101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	October 28, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I — Registrant Information
Finisar Corporation

Full Name of Registrant
N/A

Former Name if Applicable
1389 Moffett Park Drive

Address of Principal Executive Office (Street and Number)
Sunnyvale, CA 94089

City, State and Zip Code
Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K , Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Finisar Corporation (the “Company”) is filing this Form 12b-25 to report that it is not able to file its Quarterly Report on Form 10-Q for the quarter ended October 28, 2007 (the “Form 10-Q”) by the prescribed due date of December 7, 2007 without unreasonable effort or expense due to the volume of work associated with the restatement of its historical financial statements to record non-cash charges for compensation expense relating to past stock option grants (the “Restatement”) and the preparation and filing of the periodic reports required under the Securities Exchange Act of 1934 which were impacted by such adjustments. The Company filed all of its previously-delayed periodic reports on December 4, 2007. As a result of the considerable effort and substantial expenditure of resources to complete the Restatement and the previously-delayed periodic reports, the Form 10-Q is not yet complete. The Company intends to file the Form 10-Q as soon as practicable, and in no event later than the fifth calendar day following the required filing date, as prescribed in Rule 12b-25.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Stephen K. Workman, Senior Vice President, Finance and Chief Financial Officer;	(408)	548-1000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FINISAR CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 7, 2007	By:	/s/ Stephen K. Workman

Stephen K. Workman, Senior Vice President,
Finance and Chief Financial Officer